# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evolv Technologies Holdings, Inc., CIK 0001805385
CUSIP: 30049H102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 500 TOTTEN POND ROAD, 4TH FLOOR, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 08/15/2025
Filed by CIK 0002043279
Persons authorized to receive notices and communications: Rajiv P. Shah, c/o Stoic Point Capital Management LLC, 155 Forest Avenue, Palo Alto, California (CA), 94301, 650-503-9750; Daniel N. Webb, Esq., Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California (CA), 94304, 650-251-5095

## Reporting persons
- Stoic Point Capital Management LLC (CIK 0002043279): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,708,495; sole dispositive power 0; shared dispositive power 5,396,901; aggregate amount beneficially owned 5,396,901 (3.1% of the class)
- Rajiv P. Shah: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,708,495; sole dispositive power 0; shared dispositive power 5,396,901; aggregate amount beneficially owned 5,396,901 (3.1% of the class)
- Cullen J. Rose: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,708,495; sole dispositive power 0; shared dispositive power 5,396,901; aggregate amount beneficially owned 5,396,901 (3.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Evolv Technologies Holdings, Inc.
Address of issuer's principal executive offices: 500 TOTTEN POND ROAD, 4TH FLOOR, WALTHAM, Massachusetts (MA), 02451
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") of Evolve Technologies Holdings, Inc. (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on January 30, 2025 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired beneficial ownership of the securities reported herein at a cost of approximately $13,847,006. The source of funds used to acquire such position was from working capital of private funds and SMAs they manage.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 5,396,901 shares of the Issuer's Class A Common Stock, representing 3.1% of the outstanding shares of Class A Common Stock, based on 171,891,467 shares of Class A Common Stock of the Issuer outstanding as of August 11, 2025, as reflected in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025. The beneficial ownership reported herein consists of 1,708,495 shares held by Funds and 3,688,406 shares held by SMAs they manage.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule A attached hereto, none of the Reporting Persons has effected any transaction in Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons or the private funds and/or SMAs they manage, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of May 22, 2025, the Reporting Persons ceased to beneficially own more than five percent of the outstanding shares of Class A Common Stock.

## Signatures
- Stoic Point Capital Management LLC: /s/ Rajiv P. Shah, Rajiv P. Shah, Managing Member (08/19/2025)
- Rajiv P. Shah: /s/ Rajiv P. Shah, Rajiv P. Shah (08/19/2025)
- Cullen J. Rose: /s/ Cullen J. Rose, Cullen J. Rose (08/19/2025)